Exhibit 12.1

AMC NETWORKS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended March 31,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008		2007
Earnings:
Income (loss) from continuing operations before income taxes	$67,047	$52,858	$210,610	$206,262	$158,954	$(17,844)		$27,600
Fixed charges	30,932	19,422	100,307	79,921	84,471	106,227		130,582

Total earnings as adjusted	$97,979	$72,280	$310,917	$286,183	$243,425	$88,383		$158,182

Fixed Charges:
Interest Expense (*)	$29,797	$18,350	$95,870	$75,800	$79,778	$101,487		$126,676
Portion of rents representative of an interest factor	1,135	1,072	4,437	4,121	4,693	4,740		3,906

Total fixed charges	$30,932	$19,422	$100,307	$79,921	$84,471	$106,227		$130,582

Ratio of Earnings to Fixed Charges	3.2	3.7	3.1	3.6	2.9	0.8	(a)	1.2

(a)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $17.8 million.
(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.